United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

March 04, 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

CHANGES TO DIRECTORS OF COCA-COLA EUROPACIFIC PARTNERS PLC

Coca-Cola Europacific Partners plc (CCEP) today announces that Guillaume Bacuvier, Independent Non-executive Director (INED) will retire from the Board with effect from the conclusion of the forthcoming Annual General Meeting (AGM) to be held on 28 May 2026.

Guillaume has served as an INED of CCEP since January 2024 and as a member of the Remuneration Committee. His perspectives on consumer behaviours and strategy, as well as marketing effectiveness insights from across Europe and APAC have been invaluable to the Board. In view of his recent move to a new role requiring more of his time he will be retiring from the Board as of the AGM.

As part of the Board’s succession planning, and following a comprehensive search and selection process, the appointment of Uvashni Raman as an INED was approved on 4 March 2026 and will be effective from the conclusion of the AGM on 28 May 2026.

Sol Daurella, Chairman said, “On behalf of the Board, I would like to sincerely thank Guillame for his great contributions to our business. He has brought a wealth of experience in data and technology and we all wish him the very best with his future endeavours. I would also like to welcome Uvashni and very much look forward to working with her.”

About Uvashni Raman

Uvashni brings extensive financial and operational experience to the Board across both European and global markets. She has a strong track record as a CFO and divisional Financial Director in listed and private companies spanning the technology, consumer, media and mining sectors. Her experience includes leading large, complex organisations through sustained growth, with expertise across finance, procurement, operations, strategy, M&A, sustainability, capital markets, corporate affairs and business transformation.

Uvashni is currently Chief Financial Officer of Booking.com, having been appointed in October 2023. Her prior roles include Group CFO of Adevinta (2019-2023), CFO for Naspers Video Entertainment Division (2016-2019), South 32 Australian Region (2015-2016) and she held multiple CFO, commercial, operational and strategic finance roles within BHP.

There are no further matters that need to be disclosed pursuant to UK Listing Rule 6.4.8 R.

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: March 4, 2026	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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